UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

STELLAR BIOTECHNOLOGIES, INC.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

85855A 203

(CUSIP Number)

Frank R. Oakes

c/o Stellar Biotechnologies, Inc.

332 East Scott Street

Port Hueneme, California 93041

(805) 488-2800

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 24, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON: Frank R. Oakes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7.	SOLE VOTING POWER 381,585 (1)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 381,585 (1)
WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,585 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%, based on 8,424,758 common shares of the Issuer issued and outstanding as of November 1, 2015
14.	TYPE OF REPORTING PERSON IN

(1)	Beneficial ownership of common shares of the Issuer (i) includes 183,620 common shares issuable upon the exercise of outstanding options and 4,000 common shares issuable upon exercise of outstanding warrants; and (ii) excludes 30,277 common shares and 5,000 common shares issuable upon the exercise of outstanding options which are held by the Reporting Person’s spouse who has sole voting and dispositive power over the securities, and as to which the Reporting Person disclaims beneficial ownership. The Reporting Person does not have the power to vote or dispose of, or to direct the voting or disposition of, the shares held by his spouse, or with respect to any shares acquired under her outstanding options.

EXPLANATORY NOTE

This Amendment No. 2 to the Schedule 13D amends the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission on September 29, 2014 (as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on December 15, 2014, the “Schedule 13D”) with respect to common shares, no par value per share (the “Common Shares”) of Stellar Biotechnologies, Inc. (the “Issuer”). All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 4, 5 and 6 are hereby amended and supplemented to add the following:

ITEM 4.	PURPOSE OF TRANSACTION.

On November 24, 2015, each of Jorge Vega and Rob Jennings (together, the “Optionees”) exercised his option to acquire Common Shares of the Issuer from the Reporting Person under two separate option agreements entered into on November 26, 2012, between Darrell Brookstein, the Reporting Person and the Optionees (the “Option Agreements”), which Option Agreements were previously disclosed in the Schedule 13D.  Under the terms of the Option Agreements, the Optionees had the right to acquire up to an aggregate of 1,500,000 Common Shares of the Issuer from the Reporting Person at the exercise price of $0.25 per share. On September 2, 2015, the Issuer effected a reverse stock split of its Common Shares at a ratio of 1-for-10 (the "Reverse Split"). As a result of the Reverse Split, every ten shares of the issued and outstanding Common Shares, without par value, consolidated into one newly-issued outstanding Common Share, without any change in the par value per share.  As such, the Optionees exercised their rights under the Option Agreements to purchase an aggregate of 150,000 Common Shares of the Issuer from the Reporting Person and paid the Reporting Person a price of $375,000 to exercise such options.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The Reporting Person is the beneficial owner of 381,585 common shares, or 4.5% of the Issuer’s issued and outstanding shares, and such amount (i) includes 183,620 Common Shares issuable upon the exercise of outstanding options and 4,000 Common Shares issuable upon exercise of outstanding warrants; and (ii) excludes 30,277 Common Shares and 5,000 Common Shares issuable upon the exercise of outstanding options which are held by the Reporting Person’s spouse and as to which the Reporting Person disclaims beneficial ownership. There were 8,424,758 Common Shares of the Issuer issued and outstanding as of November 1, 2015.

(b)	The Reporting Person has the sole power to vote and dispose of 381,585 Common Shares of the Issuer, which includes 183,620 Common Shares issuable upon the exercise of outstanding options and 4,000 Common Shares issuable upon exercise of outstanding warrants. The Reporting Person’s spouse has sole voting and dispositive power with respect to 30,277 Common Shares owned by her and as to any shares acquired by her under her outstanding options.

(e)	As of November 24, 2015, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s issued and outstanding Common Shares.

Item 6.	contracts, arrangements, understandings or relationships with respect to the securities of the issuer.

On November 26, 2012, the Reporting Person entered into the Option Agreements, pursuant to which he is obligated to sell (upon exercise of the options subject to each agreement in accordance with its terms) up to an aggregate of 1,500,000 Common Shares of the Issuer held by the Reporting Person. The respective Optionees under the Option Agreements are unrelated and unaffiliated third parties. The terms of the Option Agreements are identical, except for the number of shares, wherein one agreement relates to the obligation to sell 900,000 Common Shares and the other relates to the obligation to sell 600,000 Common Shares. The Option Agreements are independent of each other and each Optionee may exercise the respective call options, subject to certain limitations, at any time and from time to time at an exercise price of $0.25 per share.

On September 2, 2015, the Issuer effected the Reverse Split of its Common Shares. As a result of the Reverse Split, every ten shares of the issued and outstanding Common Shares, without par value, consolidated into one newly-issued outstanding Common Share, without any change in the par value per share.  On November 24, 2015, the Optionees exercised their rights under the Option Agreements to purchase an aggregate of 150,000 Common Shares of the Issuer from the Reporting Person and paid the Reporting Person an aggregate price of $375,000 to exercise such options.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2015

/s/ Frank R. Oakes
Frank R. Oakes